FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

The Real Brokerage Inc. (the “Corporation”)

133 Richmond Street West

Suite 302

Toronto, Ontario

M5H 2L3

Item 2 — Date of Material Change

The date of the material change was August 11, 2020

Item 3 — News Release

A news release disclosing the material change was disseminated by the Corporation through the services of PRNewswire on August 12, 2020 and was subsequently filed on SEDAR.

Item 4 — Summary of Material Change

The Corporation closed a non-brokered private placement offering of common shares of the Corporation for aggregate proceeds of $665,000.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

The Corporation announced the closing of its non-brokered private placement offering of 1,900,000 common shares of the Corporation (the “Common Shares”) at a price of $0.35 per Common Share for aggregate proceeds of $665,000 (the “Offering”).

All Common Shares issued pursuant to the Offering will be subject to a four month statutory hold period commencing from the closing date under applicable securities laws. All Common Shares issued pursuant to the Offering are also subject to a six month contractual lock-up. The Offering is subject to final acceptance by the TSX Venture Exchange of requisite regulatory filings.

The Corporation intends to use the proceeds of the Offering for sales, marketing and general working capital purposes.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Tamir Poleg, Chief Executive Officer 646-469-7107

Item 9 — Date of Report

August 13, 2020